Exhibit 99.2

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

Expressed in Canadian dollars

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements for Almonty Industries Inc. were prepared by management in accordance with IFRS Accounting Standards. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the consolidated financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the audited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods then ended presented by the consolidated financial statements.

Almonty’s board of directors (the “Board of Directors”) is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The audit committee of the Board of Directors (the “Audit Committee”) assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Lewis Black”	“Brian Fox”

Lewis Black	Brian Fox
Chairman, President & CEO	Chief Financial Officer

March 18, 2026

Toronto, Ontario, Canada

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INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Almonty Industries Inc.

Opinion

We have audited the consolidated financial statements of Almonty Industries Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgement, were of most significance in our audit of the consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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Key audit matter description	How our audit addressed the key audit matter

Valuation of Mining Assets

(Refer to note 7 in the consolidated financial statements)

As at December 31, 2025, the Company had mining assets with a carrying value of $266,439,000. These represent 45% of the Company’s total assets on its consolidated statement of financial position at that date.

The tungsten market is volatile, and any price decrease could result in an impairment. The Company’s analysis of its ability to monetize these assets for the purposes of considering whether there are indicators of impairment involves complex estimates, significant uncertainty and subjectivity. The forecasts are forward-looking over the medium term, increasing the risk of inaccurate forecasting. The valuations of mining assets are sensitive to small changes in these assumptions.

We determined that the impairment assessment for mining assets is a key audit matter because this amount is material as well as the significant judgement required from management.

Our procedures included, amongst others:

•         We examined and challenged management’s assessment of whether indicators of possible impairment of the mining assets were present that would require impairment testing.

•         We assessed if any impairment indicators (internal and external) exist to mining assets, including the assessment of:

•         indicators of the increase or decrease in forecasted tungsten sales prices;

•         the assumptions used by management ensuring the assumptions are still valid and there are no adverse changes to market or economic factors impacting the carrying value of mining assets;

•         significant changes with an adverse effect on the Company’s cost structure during the year, or any that are expected to take place in the near future, in the extent to which, or manner in which, the mining assets are used or expected to be used;

•         changes in interest rates, foreign currency rates or market rates of return and their impact on the valuation models used; and

•         the Company’s market capitalization in relation to its net assets at the reporting date.

•         We reviewed the Company’s disclosures in this area in the consolidated financial statements for compliance with IFRS Accounting Standards.

Warrant Liabilities

(Refer to note 9 in the consolidated financial statements)

As at December 31, 2025, the Company recognised warrant liabilities with a carrying amount of $1,938,000. The warrant liabilities are measured at fair value through profit or loss, resulting in a loss on valuation of $29,337,000 recognised for the year ended December 31, 2025. The warrant instruments are denominated in Australian dollars and United States dollars.

The accounting treatment for these warrants requires judgement in determining the appropriate accounting treatment and classification in the consolidated financial statements between equity and liabilities, and the fair value of these warrants.

Our procedures included, amongst others:

•         We obtained and reviewed the warrant agreements, including any amendments entered into during the year, and evaluated management’s assessment of the appropriate accounting classification and measurement of the warrant liabilities.

•         We consulted with our internal technical accounting specialists to assess the appropriateness of the accounting treatment applied to the warrants, including their classification as financial liabilities in accordance with relevant IFRS Accounting Standards.

•         We assessed the mathematical accuracy of management’s fair value calculations and evaluated the reasonableness of key assumptions used, including share price, volatility and other valuation inputs.

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This matter is a key audit matter because the change in the fair value is material and determining the appropriate classification and estimating the fair value requires judgement.

•         We assessed whether the measurement of the warrant liabilities at fair value through profit or loss was consistent with the requirements of relevant IFRS Accounting Standards.

•         We evaluated the adequacy and appropriateness of the Company’s disclosures relating to the warrant liabilities, including those concerning valuation techniques, key assumptions and sensitivities, in accordance with IFRS Accounting Standards.

Convertible Debentures and Derivative Liabilities

(Refer to notes 10 and 11(c) in the consolidated financial statements)

As at December 31, 2025, the Company had $9,303,000 of Convertible debentures and $8,112,000 of Derivative liabilities respectively. The Derivative liabilities are measured at fair value through profit or loss, resulting in a loss on valuation of $97,408,000 recognised for the year ended December 31, 2025. Further, during the year, $90,417,000 of Convertible debentures along with the associated Derivative liabilities were converted to equity. These Convertible debentures are denominated in Euros and US dollars.

The accounting treatment for these Convertible debentures and resulting Derivative liabilities requires judgement in estimating the fair values of the liability and the derivative components.

This matter is a key audit matter because the amount is material and estimating the fair value of the Convertible debentures and the embedded Derivate liabilities involves a valuation model that incorporates interest rates, Company share prices and volatility.

Our procedures included, amongst others:

•         We obtained and reviewed the Convertible debenture agreements and evaluated management’s assessment of the appropriate accounting classification and measurement of the Convertible debentures and any embedded derivative features.

•         We assessed the mathematical accuracy of management’s fair value calculations and evaluated the reasonableness of key assumptions used in measuring the Convertible debentures and embedded Derivative liabilities, including interest rates, share prices and volatility.

•         We assessed the appropriateness of the Company’s accounting treatment for the Convertible debentures and related embedded Derivative liabilities, including their measurement at fair value through profit or loss.

•         We evaluated the accounting treatment applied to Convertible debentures converted to equity during the year, including the derecognition of the related financial liabilities and recognition of equity instruments.

•         We assessed the adequacy and appropriateness of the Company’s disclosures relating to the Convertible debentures, embedded Derivative liabilities and conversions during the year, including key judgements and valuation assumptions, in accordance with IFRS Accounting Standards.

Asset Retirement Obligation (“ARO”)

(Refer to note 12 in the consolidated financial statements)

As at December 31, 2025, the Company has an aggregate provision of $22,654,000 for ARO with respect to the Panasqueira, Los Santos and Woulfe mines.

Our procedures included, amongst others:

•         We reviewed management’s memoranda in support of the ARO amount.

•         We confirmed that the Company considered and updated the ARO provision in the consolidated financial statements.

•         We considered the timing of the Company’s proposed restoration activities for consistency with the Company’s legal and constructive obligations and the useful lives of the associated mining operations.

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The determination of this provision requires judgement in estimating the total cost, the estimate of when these costs will likely be incurred and the determination of an appropriate discount rate to calculate the present value of these costs.

This matter is a key audit matter because the amount is material and estimating the costs associated with ARO requires judgement and estimation for factors such as the timing of when ARO works will take place, the extent of ARO activities that will be required and the inflation and discount rates pertinent to the rehabilitation work.

•         We assessed the mathematical accuracy of the calculations and the appropriateness of the inflation and discount rates used.

•         We assessed whether the Company’s disclosures appropriately describe the significant degree of inherent imprecision in the estimates and the potential impact on financial reporting of future periods of revisions to these estimates, as required by IFRS Accounting Standards.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Management’s Discussion and Analysis (“MD&A”) but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the MD&A and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read MD&A identified above and, in doing so, consider whether MD&A is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audits, or otherwise appears to be misstated.

We obtained the MD&A prior to the date of this auditor’s report. If based on the work we have performed on this MD&A, we conclude that there is a material misstatement of this MD&A, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

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Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosure is inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audits to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audits. We remain solely responsible for our audit opinion.
·

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

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We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public benefits of such communication.

The engagement partner on the audits resulting in this independent auditor’s report is Ahmad Aslam, CPA, CA.

Toronto, Ontario	Chartered Professional Accountants
March 18, 2026	Licensed Public Accountants

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Almonty Industries Inc.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

	Note	December 31, 2025	December 31, 2024
Assets
Current Assets
Cash	5	268,409	7,830
Trade receivables		3,085	2,927
Taxes recoverable		1,954	573
Inventories	6	9,418	6,738
Prepaid expenses and other current assets		4,054	2,508
Total Current Assets		286,920	20,576

Mining assets	7	266,439	201,866
Tailings inventory	6	33,392	30,982
Deferred tax assets	15	2,219	2,364
Other assets		762	561
		302,812	235,773
Total Assets		589,732	256,349

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	8	33,357	29,146
Deferred revenue		3,071	74
Warrant liabilities	9	1,938	5,154
Derivative liabilities	10	8,112	1,121
Current portion of long-term debt	11	27,267	21,894
Total Current Liabilities		73,745	57,389

Long-term debt	11	134,846	135,007
Restoration provision and other liabilities	12	23,315	24,866
Deferred tax liabilities	15	15	14
		158,176	159,887
Total Liabilities		231,921	217,276

Shareholders’ Equity
Share capital	13	568,042	146,516
Subscriptions received	13	-	103
Commitment to issue shares	24	60,748	-
Equity portion of convertible debentures		508	1,241
Contributed surplus		18,474	16,072
Accumulated other comprehensive deficit		(7,827)	(4,638)
Deficit		(282,134)	(120,221)
Total Shareholders’ Equity		357,811	39,073
Total Liabilities and Shareholders’ Equity		589,732	256,349

Nature of operations (Note 1)

Commitments and contingent liabilities (Note 20)

Subsequent events (Note 24)

Approved on behalf of the Board of Directors:

/signed/ Lewis Black	/signed/ Mark Trachuk
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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Almonty Industries Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands of Canadian dollars except common share and per common share amounts)

		For the year ended	For the year ended
	Note	December 31, 2025	December 31, 2024
Revenues		32,514	28,836

Cost of sales
Production costs		27,928	24,679
Care and maintenance costs		1,168	1,067
Depreciation and amortization		1,043	1,120
		30,139	26,866
Income from mining operations		2,375	1,970

Expenses
General and administrative	23	20,521	6,155
Interest expense		4,033	4,568
Share-based compensation	13	11,085	2,734
Foreign exchange loss		2,973	1,779
		38,612	15,236
Loss before other income (expenses) and income taxes		(36,237)	(13,266)

Other income (expenses)
Interest income		1,539	2
Loss on valuation of warrant liabilities	9	(29,337)	(2,032)
Loss on valuation of embedded derivative liabilities	10	(97,408)	(630)
		(125,206)	(2,660)

Net loss before income taxes		(161,443)	(15,926)

Income tax expense	15	(36)	(133)
Deferred tax expense	15	(434)	(239)
		(470)	(372)

Net loss for the year		(161,913)	(16,298)

Other comprehensive loss
Items that may be reclassified subsequently to profit/loss
Unrealized loss on foreign currency translation		(3,189)	(16,167)
Comprehensive loss for the year		(165,102)	(32,465)

Basic and diluted loss per common share		$(0.78)	$(0.10)
Basic and diluted weighted average number of common shares outstanding		208,030,788	169,356,977

The accompanying notes are an integral part of these consolidated financial statements.

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Almonty Industries Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2025 and 2024

(in thousands of Canadian dollars)

	Note	Share capital	Subscriptions received	Commitment to issue shares	Equity portion of convertible debentures	Contributed surplus	Accumulated other comprehensive deficit	Deficit	Total equity
Balance at December 31, 2023		127,359	-	-	1,241	12,302	11,529	(103,923)	48,508

Issuance of common shares and warrants for cash	13	8,609	-	-	-	1,036	-	-	9,645
Share issuance costs	13	(289)	-	-	-	-	-	-	(289)
Shares issued for settlement of debt[1]	13	1,572	-	-	-	-	-	-	1,572
Shares issued for conversion of debt[1]	13	9,265	-	-	-	-	-	-	9,265
Subscriptions received	13	-	103	-	-	-	-	-	103
Share-based compensation	13	-	-	-	-	2,734	-	-	2,734
Net loss and comprehensive loss for the year		-	-	-	-	-	(16,167)	(16,298)	(32,465)
Balance at December 31, 2024		146,516	103	-	1,241	16,072	(4,638)	(120,221)	39,073

Issuance of common shares and warrants for cash	13	310,338	(103)	-	-	585	-	-	310,820
Share issuance costs	13	(24,912)	-	-	-	-	-	-	(24,912)
Shares issued on exercise of options[1]	13	6,599	-	-	-	(6,422)	-	-	177
Shares issued on settlement of RSU’s1	13	2,837	-	-	-	(2,389)	-	-	448
Shares issued on exercise of CDI options[1]	13	54,325	-	-	-	(2,838)	-	-	51,487
Shares issued on exercise of warrants[1]	13	10,037	-	-	-	(1,421)	-	-	8,616
Shares issued for settlement of debt[1]	13	90	-	-	-	-	-	-	90
Shares issued for conversion of debt[1]	13	49,749	-	-	(733)	-	-	-	49,016
Shares issued on acquisition of 100% of US Tungsten[1]	13/14	12,463	-	-	-	-	-	-	12,463
Commitment to issue shares for conversion of debt	23	-	-	60,748	-	-	-	-	60,748
Reclassification of amended CDI options	13	-	-	-	-	3,802	-	-	3,802
Share-based compensation	13	-	-	-	-	11,085	-	-	11,085
Net loss and comprehensive loss for the year		-	-	-	-	-	(3,189)	(161,913)	(165,102)
Balance at December 31, 2025		568,042	-	60,748	508	18,474	(7,827)	(282,134)	357,811

1See Note 22 for supplemental cash flow disclosures as these amounts included non-cash components.

The accompanying notes are an integral part of these consolidated financial statements.

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Almonty Industries Inc.

Consolidated Statements of Cash Flows

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

		For the year ended	For the year ended
	Note	December 31, 2025	December 31, 2024
Operating activities
Net loss for the year		(161,913)	(16,298)
Add (deduct) non-cash items:
Share-based compensation		11,085	2,734
Depreciation and amortization		1,043	1,120
Interest expense		4,033	4,568
Income tax expense		36	133
Deferred income taxes		434	239
Loss on valuation of warrant liabilities	9	29,337	2,032
Loss on valuation of embedded derivative liabilities	10	97,408	630
Unrealized foreign exchange loss		2,973	1,779
		(15,564)	(3,063)
Changes in non-cash working capital
Trade receivables		(158)	(248)
Taxes recoverable		(1,381)	88
Inventories		(2,680)	1,094
Prepaid expenses and other current assets		(1,546)	541
Accounts payable and accrued liabilities		(689)	(5,404)
Deferred revenues		2,997	(988)
Net change in non-cash working capital		(3,457)	(4,917)
Other assets		(115)	482
Cash flow used in operating activities		(19,136)	(7,498)

Investing activities
Additions to mining assets		(60,849)	(36,231)
Acquisition of US Tungsten Inc.	14	(1,390)	-
Acquisition related costs	14	(32)	-
Cash flow used in investing activities		(62,271)	(36,231)

Financing activities
Issuance of common shares		313,320	11,810
Share subscriptions received in advance		-	103
Share issuance costs paid		(24,912)	(289)
Exercise of stock options		177	-
Exercise of CDI options		20,236	-
Exercise of warrants		8,616	-
Issuance of long-term debt	11	28,413	43,643
Repayment of long-term debt	11	(1,194)	(23,608)
Interest paid		(2,652)	(2,288)
Cash flow provided by financing activities		342,004	29,371

Effect of foreign currency translation on cash		(18)	169

Net increase (decrease) in cash for the year		260,579	(14,189)
Cash at beginning of year		7,830	22,019
Cash at end of year		268,409	7,830

The accompanying notes are an integral part of these consolidated financial statements. See Note 22 for supplemental cash flow disclosures.

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

1.	Nature of operations

Almonty Industries Inc., together with its subsidiaries (“Almonty” or the “Company”) is incorporated under the Canada Business Corporations Act. Almonty’s common shares are listed on the Nasdaq Capital Market under the symbol ALM. Almonty’s common shares are also listed on the Toronto Stock Exchange (“TSX”) under the symbol AII, the Australian Securities Exchange under the symbol AII, and the Frankfurt Stock Exchange under the symbol ALI1.

The head office of the Company is located at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7. The Company is primarily engaged in the development of the Sangdong Mine in South Korea, and the Company is currently mining, processing and shipping tungsten concentrate from the Panasqueira tin and tungsten mine in Covilha, Castelo Branco, Portugal (the “Panasqueira Mine”). Additionally, the Company is evaluating its molybdenum project with inferred mineral resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine, its Valtreixal tin and tungsten mine project located in Western Spain in the province of Zamora (the “Valtreixal Mine”) and the newly-acquired Gentung Browns Lake tungsten project located in Montana, USA (the “Gentung-Browns Lake Project”). The Company also owns the Los Santos tungsten mine located near Salamanca, Spain (the “Los Santos Mine”), which is currently under care and maintenance.

On July 3, 2025, Almonty effected a share consolidation of its issued and outstanding common shares on the basis of one and a half (1.5) pre-consolidated common shares for one (1) post-consolidated common share (the “Share Consolidation”). Almonty’s common shares commenced trading on a post-consolidation basis on the TSX at the start of trading on July 7, 2025. As a result, Almonty’s issued and outstanding CHESS Depository Interests (“CDIs”), common share purchase warrants (“warrants”), CDI options, stock options and restricted share units (“RSUs”) were also consolidated on a 1.5 to 1 basis. All information relating to per common share amounts, issued and outstanding common shares, CDIs, warrants, CDI options, stock options and RSUs in these consolidated financial statements have been adjusted retrospectively to reflect the Share Consolidation. There were 262,776,228 (December 31, 2024, - 176,947,216) common shares issued and outstanding as at December 31, 2025 on a post-consolidated basis.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue operating for the foreseeable future and will be able to realize a return on its assets and discharge its liabilities and commitments in the ordinary course of its business.

Management assesses the Company’s ability to continue as a going concern at each reporting date, using quantitative and qualitative information available. As at December 31, 2025, the Company had a working capital position of $213,175 (December 31, 2024 – deficiency of $36,813).

During the year ended December 31, 2025, the Company:

(i)	secured additional financings totaling $10,847 during January and February 2025 (see Note 13);

(ii)	received $29,030 in conjunction with the exercise of warrants, CDI options and stock options;

(iii)	received its ninth and final drawdown of US$906 under its US$75,100 project financing with the KfW IPEX-Bank (“KfW”) as well as an additional US$20,000 in conjunction with a cost overrun availability (Note 11(e));

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

(iv)	on July 3, 2025, effected the Share Consolidation;

(v)	on July 15, 2025, closed its initial public offering of 20,000,000 common shares in the United States at a price of US$4.50 per common share for net proceeds, after deducting underwriting discounts and offering expenses, of approximately US$80,300, which common shares commenced trading on the Nasdaq Capital Market under the symbol ALM;

(vi)	On December 10, 2025, closed an additional public offering of 20,700,000 common shares in the United States at a price of US$6.25 per common share for net proceeds, after deducting underwriting discounts and offering expenses, of approximately US$121,493; and

(vii)	subsequent to December 31, 2025, received $4,913 in conjunction with the exercise of warrants, CDI options and stock options.

The Company’s current forecast indicates that it will have sufficient cash flows from operations and from financings outlined above for the next year to continue as a going concern and settle obligations as they come due. The assessment of the Company’s ability to continue as a going concern, by its nature, relies on estimates of future cash flows and other future events, whose subsequent changes would materially impact the validity of such an assessment.

2.	Basis of presentation

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The material accounting policies applied in these consolidated financial statements are presented in Note 3 and have been applied consistently to all years presented, unless otherwise noted.

Basis of presentation

These consolidated financial statements are presented in Canadian Dollars, unless otherwise noted and have been prepared on a historical cost basis, except for fair-value through-profit-or-loss financial assets and liabilities and derivative financial instruments, which are measured at fair value.

Comparative figures

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. Upon the adoption of the amendments to IAS 1, warrant and derivative liabilities were reclassified on the statement of financial position from non-current liability to current liability as the Company has no ability to defer the instruments beyond one year if the warrant or debenture holder elects to exercise their warrant or convert their debenture.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 12, 2026.

3.	Material accounting policies

Basis of consolidation

These consolidated financial statements include all subsidiaries of the Company. Subsidiaries are entities over which the Company is able, directly or indirectly, to control financial and operating policies, which is the authority usually connected with holding majority voting rights. Subsidiaries are fully consolidated from the date on which control is acquired by the Company until the date when such control ceases. All significant inter-company balances and transactions have been eliminated upon consolidation.

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

The material subsidiaries of the Company as at December 31, 2025 are as follows:

Subsidiary	Location	Ownership interest	Operations and development projects owned
Woulfe Mining Corp. (“Woulfe”)	Canada	100%	AKTC
Almonty Korean Tungsten Corporation (“AKTC”)	Korea	100%	Sangdong Mine
Beralt Tin and Wolfram Portugal SA (“BTW”)	Portugal	100%	Panasqueira Mine
Daytal Resources Spain S.L. (“Daytal”)	Spain	100%	Los Santos Mine
Valtreixal Resources Spain S.L. (“VRS”)	Spain	100%	Valtreixal Project
U.S. Tungsten Inc. (“UST”)	U.S.A.	100%	Gentung-Browns Lake Project
Apex Garnet Inc. (“Apex”)	U.S.A.	100%	Gentung-Browns Lake Project

The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of the exchange. Acquisitions of assets that do not meet the definition of a business are accounting for as asset acquisitions. In such cases, the total consideration transferred, including directly attributable transaction costs, are allocated to the identifiable assets acquired and liabilities assumed on a relative fair value basis at the acquisition date and no goodwill is recognized.

Economic dependence

BTW participates in the global tungsten business. Currently, the majority of the output of Almonty’s operations is sold to two customers (2024 – two), one of which is a shareholder of the Company. There is no guarantee that Almonty would be able to find an alternative customer or customers on market terms to replace this revenue.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of Almonty’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency. Daytal, BTW and VRS’s functional currency is the Euro (“€”), AKTC’s functional currency is the Korean Won (“KRW”), UTC and Apex’s functional currency is the US dollar (“US$”). Woulfe’s functional currency is the Canadian dollar.

(b) Transactions and balances

Transactions denominated in a currency other than the functional currency of Almonty or its respective subsidiaries, including revenues of BTW which are denominated in US$, are translated into their respective functional currencies using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the historical exchange rate. Exchange gains and losses are recognized in profit or loss in the period in which they arise.

For the purpose of presenting these consolidated financial statements, the assets and liabilities of the foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Currency translation gains and losses arising from translation are recognized as a separate component of equity and as a foreign currency translation adjustment in other comprehensive income (loss).

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

Cash

Cash comprises cash at banks and on hand, and short-term deposits with a maturity of three months or less at the date of acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metal prices at the reporting date, less estimated costs to complete production and bring the product to sale.

The cost of stores and fuel inventory is determined on a weighted average acquisition cost basis.

Cost of ore stockpiles is determined on a weighted average cost basis and includes the costs of mining the ore including the cost of stores and fuel inventory used in the mining process, direct labor, depreciation and amortization and an appropriate portion of variable and fixed overheads. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the amount of contained WO3 based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Tungsten tri-oxide (“WO3) in concentrate (“WO3 Concentrate”) and WO3 in circuit are physically measured or estimated. Cost of WO3 Concentrate and WO3 in circuit is determined on a weighted average production cost basis and comprises cost of stock-piled ore processed, processing costs including the cost of stores and fuel inventory used, direct labor, and an appropriate portion of fixed and variable overhead costs, including depreciation and amortization, incurred in converting ore into finished concentrate.

Tailings inventory represents stockpiles of low-grade tailings that have been mined and processed and are available for reprocessing. As not all tailings inventory will be reprocessed within one year of the date of these consolidated financial statements, a portion of the carrying amount related to the tailings inventory has been classified as a non-current asset in the consolidated statements of financial position. The allocation of costs to WO3 Concentrate inventory and tailings inventory is determined based on the relative amounts of recoverable WO3 contained in the concentrate and tailings produced.

Mining assets

(a) Mineral property, plant and equipment:

Mineral property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation and, for qualifying assets, borrowing costs. The capitalization of certain mine construction costs ceases when a mine construction project moves into the production stage. When parts of mineral property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral property, plant and equipment.

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of plant and equipment are expensed.

Accumulated mine development costs and property plant and equipment that are directly related to the production of WO3 Concentrate and that has a useful life that is equal to or in excess of the estimated life-of-mine, are depreciated on a unit-of-production basis over the economically recoverable resources of the mine (“ROM”). The unit of account for the ROM costs are tonnes of ore whereas the unit of account for post-ROM costs are recoverable metric ton units (“MTUs”) of WO3. Rights and concessions are depleted on the unit-of-production basis over the total resources. The unit-of-production rate for the depreciation of mine development costs takes into account expenditures incurred to date.

Other plant and equipment such as mobile mine equipment is generally depreciated on a straight-line basis over their estimated useful lives of three to ten years. Leasehold improvements are amortized over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

(b) Exploration and evaluation assets

Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral property interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration and subsequently exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed.

When the exploration and evaluation of a mineral property indicates that development of the mineral property is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are first assessed for impairment and then transferred from exploration and evaluation assets to mineral property, plant and equipment.

Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired in each reporting period. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off.

(c) Deferred stripping expenditures

Pre-production costs of removing overburden to access ore in open pit mines and developing access headings in underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral property, plant and equipment.

Advanced stripping costs incurred during the production stage of operations are deferred as part of mining assets and amortized on a unit-of-production basis over the life of the related ore body components. Stripping costs are capitalized only if: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably. Stripping costs are capitalized if the strip ratio in the reporting period exceeds the average life of mine strip ratio based on the ratio of the actual strip ratio for the period relative to the average life of mine strip ratio.

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

Mine rehabilitation and restoration provisions

The Company records the present value of estimated costs of legal and constructive obligations related to mine rehabilitation and restoration in the period in which the obligation occurs. Mine rehabilitation and restoration activities include: facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as interest expense.

When the provision is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset, and is amortized to profit or loss on a unit-of-production basis. Changes to estimated future costs are recognized in the consolidated statement of financial position by either increasing or decreasing the rehabilitation asset and liability. Any reduction in the rehabilitation liability and therefore any deduction from the rehabilitation asset may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is taken immediately to income.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

●	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable under a residual value guarantee;
●	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

Financial instruments

(a) Financial assets

Financial assets are initially recorded at fair value and after initial recognition are either measured at amortized cost or at fair value, as fair value through profit or loss (“FVTPL”) or at fair value through other comprehensive income (“FVOCI”) as either certain debt instruments or certain equity instruments. Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through operations.

Financial assets are classified and subsequently measured at amortized cost based on meeting the following criteria of (i) hold to collect business model test – the asset being held within a business model whose objective is to hold the financial asset in order to collect contractual cash flows and (ii) solely payments of principal and interest (“SPPI”) contractual cash flow characteristics test – the contractual terms of the financial asset give rise to cash flow that are SPPI on the principal amount outstanding on a specified date.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

(b) Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as either at amortized cost or at FVTPL. Financial liabilities are measured at amortized cost unless either the financial liability is held for trading and is therefore measured at FVTPL, or the Company elects to measure the financial liability at FVTPL.

(c) Classification

The Company has classified financial assets and liabilities as follows:

Asset / Liability	Category / Measurement
Cash	Amortized cost
Trade receivables	Amortized cost
Trade receivables related to provisional pricing	FVTPL
Other assets (including deposits)	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Warrant liabilities	FVTPL
Derivative liabilities	FVTPL
Long-term debt	Amortized cost

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

(d) Compound financial instruments

The Company evaluates the terms of its financial instruments to determine whether they are compound financial instruments containing a liability and equity component. Such components are classified separately by their nature as either financial liabilities or equity instruments. The initial carrying amounts of the financial liability component of a compound financial instrument is recognized at the fair value of a similar financial liability that does not have an equity component and the residual value is allocated to equity component. Transaction costs related to compound financial instruments are allocated between liability and equity components in proportion to their initial carrying amounts. Liability components are subsequently measured at amortized cost using the effective interest method. Equity components are not re-measured subsequent to initial recognition. On conversion or expiry, the equity component is transferred to share capital or contributed surplus as applicable.

(e) Derivative financial instruments

The Company holds derivative financial instruments to mitigate risks related to changes in commodity prices or to change the interest rates of its loans and borrowings. Embedded derivatives are separated from the host contract and accounted for separately if certain criteria are met.

Derivatives are initially recognized at their fair value and the attributable transaction costs are recognized in profit or loss when incurred. After initial recognition, derivatives are measured at fair value and their changes are recorded in profit or loss.

(f) Embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivative instruments in the statement of operations and comprehensive loss.

Impairment of assets

(a) Financial assets

The Company recognizes an allowance for expected credit losses (“ECLs”) for financial instruments not held at fair value through profit or loss. Expected losses are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a “lifetime ECL”).

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

For trade receivables (not subject to provisional pricing) and other receivables due in less than 12 months, the Company applies the simplified approach in calculating expected credit losses, as permitted by IFRS 9 Financial Instruments. Therefore, the Company does not track changes in credit risk, but instead, recognizes a loss allowance based on the financial asset’s lifetime expected credit loss at each reporting date.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

(b) Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is the amount obtainable from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties, less the costs of disposal.

If the recoverable amount of an asset (or cash-generating unit (“CGU”)) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset or cash generating unit’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized.

Share capital

Common shares are classified as shareholders’ equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company uses the “fixed for fixed” criteria per International Accounting Standard (“IAS”) 32 Financial Instruments: Presentation with respect to the measurement of shares and warrants issued as private placement units (“Units”). Units issued that pass the “fixed for fixed” criteria are accounted for as an equity instrument using relative value and those that do not are accounted for as a derivative financial liability per IAS 32.

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

The Company issues Chess Depository Interests (“CDIs”) on the ASX. Each CDI represents a unit of beneficial interest which can be exchanged for one common share of the Company any time.

The common shares and the Company’s Common Share purchase warrants, incentive stock options, RSUs and CDIs are classified as equity instruments.

Revenue recognition

The Company is principally engaged in the business of producing WO3 Concentrate.

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company has concluded that it is the principal in its revenue contracts because it typically controls the goods or services before transferring them to the customer.

For most WO3 Concentrate sales, the enforceable contract is a long-term supply agreement. For the remaining WO3 Concentrate sales, the enforceable contract is each purchase order, which is an individual, short-term contract.

Revenue from the sale of WO3 Concentrate is recognized when control has been transferred to the purchaser. The significant risks and rewards of ownership are deemed to be transferred to the purchaser generally when product is physically transferred to the customer.

Income taxes

Current income tax assets and liabilities are estimated as the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where Almonty and its subsidiaries operate and generates taxable income. Current income tax is recognized in profit or loss except for income taxes relating to items recognized directly in other comprehensive income or equity, in which case the related current tax is also recognized in other comprehensive income or equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that effects neither accounting nor taxable income or loss, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and taxable differences arising from the initial recognition of goodwill.

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (loss) per share

Income (loss) per share is based on the weighted average number of common shares outstanding for the period.

Diluted income (loss) per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive common share equivalents, such as stock options and warrants, and assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the common shares issued less the common shares assumed to be repurchased is added to the basic weighted average common shares outstanding. For convertible instruments, the common shares to be included in the diluted per common share calculation assumes that the instrument is converted at the beginning of the period (or the issue date if later). The profit or loss attributable to common shareholders is adjusted to eliminate related interest costs recognized in profit or loss for the period.

In a period when the Company reports a loss, the effect of potential issuances of common shares under options and warrants outstanding would be anti-dilutive and, therefore basic and diluted loss and comprehensive per common share are the same.

Employee benefits

Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably.

Share-based payment transactions

Employees, directors and service providers of the Company may receive a portion of their compensation in the form of share-based payments.

Share-based payments to non-employees are recognized based on the fair value of the services received. If the fair value of the goods or services received cannot be reliably estimated, share-based payments are measured based on the fair value of the equity instruments. Share-based payments to employees are recognized based on the fair value of the equity instruments issued.

The cost of share-based payments is measured by reference to the fair value of the equity instrument at the date on which they are granted and are recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled which typically is the date on which the relevant employees become fully entitled to the award (vesting period). The cumulative expense recognized reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance or service conditions are satisfied.

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

Restricted share unit transactions

Restricted share units (“RSU’s”) entitle certain employees to receive common shares of the Company at the end of the applicable vesting period, which is usually three years in length. The fair value of the RSUs granted is measured based on the market value at the grant date.

Acquisitions, business combinations and goodwill

At the time of acquisition, the Company determines whether what is acquired meets the definition of a business, in which case, the transaction is considered a business combination, and otherwise it is recorded as an asset acquisition.

For an asset acquisition, the fair value of the consideration paid is allocated to the net identifiable assets and liabilities acquired based on their relative fair values at the acquisition date. Acquisition related costs are included in the consideration paid and capitalized. No goodwill is recorded and no deferred tax asset or liability arising from the assets acquired or liabilities assumed are recognized upon the acquisition of the assets.

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value, and the amount of any non-controlling interest acquired. The Company measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets which is determined on a transaction-by-transaction basis. Acquisition costs incurred are expensed and included in general and administrative expenses.

Any contingent consideration is recognized at fair value at the acquisition date. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, other contingent consideration is re-measured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized in profit or loss.

Adoption of new accounting standards

(a) New standards issued and not yet effective

Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

IFRS 18: Presentation and Disclosure in Financial Statements

In April 2024, the IASB published its new standard IFRS 18 Presentation and Disclosures in Financial Statements that will replace IAS 1 Presentation of Financial Statements which sets out presentation and base disclosure requirements for financial statements. The changes, which mostly affect the statement of operations and comprehensive loss, include the introduction of categories and defined subtotals to allow better comparison between entities. Along with the introduction of the requirement to improve aggregation and disaggregation of line items presented on the primary financial statements, that aim at additional relevant information and ensure that material information is not obscured. Companies will also have to disclosure information on Management-defined Performance Measures in the notes to the financial statements. The amendments apply for annual reporting periods beginning on or after January 1, 2027, and are applied retrospectively. The Company is currently evaluation the impact of the new standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates have been assessed by the Company and are not expected to have any impact on the Company’s consolidated financial statements. The Company has not early adopted these standards.

4.	Judgments and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and form assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Outlined below are some of the areas which require management to make significant judgments, estimates and assumptions.

(a) Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entities operate. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(b) Stage of exploration and development

Upon achieving technical feasibility and when commercial viability is demonstrated, capitalized exploration and evaluation assets are transferred to mineral properties and plant and equipment.

(c) Tailings inventory

The valuation of tailings inventory at the Los Santos Mine requires management to make judgments regarding the ability to reprocess the tailings inventory and the recoverability of the tungsten contained in the tailings inventory.

(d) Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its exploration projects and working capital requirements and whether there are events or conditions that may give rise to significant uncertainty. Management has concluded that no material uncertainties exist that may cast significant doubt upon the Company’s ability to continue as a going concern. Accordingly, these consolidated financial statements have been prepared on a going concern basis.

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Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

(e) Ore reserves and mineral resources estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the ore reserve or mineral resource estimates may impact upon the carrying value of exploration and evaluation assets, mineral property, plant and equipment, provision for rehabilitation, recognition of deferred tax assets, and depreciation and amortization charges.

(f) Asset Acquisition not Constituting a Business

When an asset acquisition does not constitute a business combination, the assets and liabilities are assigned a carrying amount based on their relative fair values in an asset purchase transaction and no deferred tax will arise in relation to the acquired assets and assumed liabilities as the initial recognition exemption of deferred tax under AASB 112 applies. The acquisition of an entity that meets the concentration test (AASB 2018-6) would be accounted for as an asset acquisition not a business combination.

(g) Mine rehabilitation and restoration provision

The Company assesses its mine rehabilitation provision annually. Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that may affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. These uncertainties may result in future actual expenditures differing from the amounts currently provided.

The provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Changes to estimated future costs are recognized in the consolidated statement of financial position by either increasing or decreasing the rehabilitation asset and liability. Significant assumptions related to mine rehabilitation and restoration provisions are disclosed in Note 12.

(h) Impairment of mineral property, plant and equipment and exploration and evaluation assets

The Company evaluates each asset or cash generating unit every year to determine whether there are any indications of impairment or impairment reversals. If any such indication exists, which is often judgmental, a formal estimate of the recoverable amount is performed and an impairment loss or recovery is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use. The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, production budgets and forecasts, and life-of-mine estimates.

When required, the determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral resources, operating costs, and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss. Significant assumptions used in the Company’s impairment analysis are disclosed in Note 7.

26

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

(i) Mineral property title

The Company has taken steps to verify the title to the properties on which it is conducting its exploration, development and mining activities, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, unrestricted prior agreements, unregistered claims, aboriginal land claims and non-compliance with regulatory and environmental requirements.

(j) Inventory

The net recoverable value of ore stock piles, WO3 in concentrate and tailings inventory is based on the quantity of recoverable metal in inventory which is an estimate based on the tonnes of ore or WO3 in concentrate, contained WO3 based on assay data, and the estimated recovery percentage based on the expected processing method. Changes in these estimates could affect the net realizable value of inventory and could result in an impairment of inventory. The net realizable value of long-term tailings inventory also requires estimates related to future sales prices.

(k) Share-based compensation

The Company measures the cost of equity-settled transactions with employees and consultants by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions required determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The fair value of share-based compensation for stock options is determined using the Black-Scholes Option Pricing model based on estimated fair values at the date of grant. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility, expected dividend yield and expected life of the equity instruments. Changes in these assumptions can significantly affect the fair value estimates. The fair value of share-based compensation for RSUs is determined using the closing market price on the date of grant.

(l) Fair value measurement

When the fair values of financial instruments, including estimated fair value of derivatives, recorded in the statement of financial position cannot be measured based on quoted prices in active markets, they are measured using the most appropriate valuation model, which is dependent on the terms and conditions of the transaction or instrument. The fair value of derivative and warrant liabilities is determined using the Black-Scholes Option Pricing model. Derivative and warrant liabilities are fair valued on issuance date, on exercise or conversion date and/or on the statement of financial position date. The fair value is determined using the Black-Scholes Option Pricing model. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility, expected dividend yield and expected life of the equity instruments. Changes in these assumptions can significantly affect the fair value estimates.

(m) Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used.

5.	Cash

As at December 31, 2025, cash includes restricted cash of $2,461 (December 31, 2024 - $2,170) solely for use on the Sangdong Mine.

6.	Inventories

	December 31, 2025	December 31, 2024
Stores and fuel	$6,344	$5,613
Ore and in-process ore	397	996
Finished goods – WO3 concentrate	2,677	129
Current inventories	9,418	6,738
Tailings	33,392	30,982
Total inventories	$42,810	$37,720

As at December 31, 2025 and 2024, tailings inventories are classified as long term as these inventories may not be processed within the next year.

27

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

7.	Mining assets

	Note	Plant and Equipment	Mineral Property Acquisition and Development Costs	Exploration and Evaluation Projects	Total
Cost
Balance at December 31, 2023		$60,226	$143,227	$8,294	$211,747
Additions		20,033	22,291	126	42,450
Change in restoration provisions	12	-	579	-	579
Asset disposals		(2,723)	-	-	(2,723)
Translation adjustment		(1,247)	(4,140)	172	(5,215)
Balance at December 31, 2024		76,289	161,957	8,592	246,838
Additions		40,134	20,836	144	61,114
Acquisitions	14	-	-	13,885	13,885
Change in restoration provisions	12	-	(3,884)	250	(3,634)
Asset disposals		(4,977)	-	(37)	(5,014)
Translation adjustment		(260)	614	668	1,022
Balance at December 31, 2025		$111,186	$179,523	$23,502	$314,211

Accumulated Amortization
Balance at December 31, 2023		$10,243	$35,823	$-	$46,066
Amortization		1,498	(9)	-	1,489
Asset disposals		(1,649)	-	-	(1,649)
Translation adjustment		98	(1,032)	-	(934)
Balance at December 31, 2024		10,190	34,782	-	44,972
Amortization		1,515	441	-	1,956
Asset disposals		(3,872)	-	-	(3,872)
Translation adjustment		695	4,021	-	4,716
Balance at December 31, 2025		$8,528	$39,244	$-	$47,772

Carrying Value
Balance at December 31, 2024		$66,099	$127,175	$8,592	$201,866
Balance at December 31, 2025		$102,658	$140,279	$23,502	$266,439

Indicators of impairment

In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment and impairment reversal, from both external and internal sources, at the end of each reporting period. As at December 31, 2025, no indicators of impairment or reversal of impairment existed for the Sangdong Mine, Panasqueira Mine or Los Santos Mine (December 31, 2024 – none).

28

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

8.	Accounts payable and accrued liabilities

	December 31, 2025	December 31, 2024
Accounts payable	$21,079	$18,469
Accrued liabilities	12,278	10,677
	$33,357	$29,146

9.	Warrant liabilities

Under IFRS, certain warrants are treated as a derivative liability because these were denominated in currencies other than the Company’s functional currency of Canadian dollars and, accordingly, the Company was not able to demonstrate that it met the “fixed for fixed” criterion per IAS 32, Financial Instruments: Presentation. As a result, at the statement of financial position date, these warrants issued as part of a unit private placement must be recorded at their fair value.

On September 29, 2025, the Company obtained shareholder approval for the amendment to the exercise prices of various CDI options from AUD to CAD, with the effective date being January 2, 2025. No changes were made to the number of instruments, expiry dates, or other terms. As a result of the amendment, the “fixed for fixed” criteria per IAS 32 would be met, therefore certain CDI options were fair valued using the value of the equity instrument at January 2, 2025 as required by IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments and transferred to equity.

The Company uses the Black-Scholes Option Pricing Model to measure the fair value of warrant liabilities, wherein the Company’s trading price is the main driver for calculating the resulting amount. The revaluation of this derivative liability arising from an increase in share price from $1.36 per common share at December 31, 2024, to $12.07 per common share at December 31, 2025, has resulted in the recognition of a loss for the year ended December 31, 2025 of $29,337 (year ended December 31, 2024 - $2,032) in the statement of operations and comprehensive loss.

Changes in the balance of the warrant liabilities for the year ended December 31, 2025 and 2024 are summarized as follows:

	December 31, 2025	December 31, 2024
Balance, beginning of year	$5,154	$958
CDI options issued	2,500	2,164
CDI options exercised	(31,251)	-
CDI options reclassified to equity	(3,802)	-
Fair value revaluation on exercise of CDI options	8,336	-
Fair value revaluation on amendment of exercise price	(36,828)	-
Fair value revaluation on CDI options at end of year	57,829	2,032
Balance, end of year	$1,938	$5,154

29

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

The fair value of the warrants outstanding was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	December 31, 2025	December 31, 2024
Stock price	$12.07	$0.91
Exercise price	$1.72	$0.72
Expected life	2.07 yrs	1.99 yrs
Risk-free interest rate	2.58%	2.93%
Expected volatility	89.07%	53.23%
Expected dividends	nil	nil

10.	Derivative liabilities

The Company has entered into convertible debenture agreements that permit the holders to convert the outstanding principal and accrued interest into common shares of the Company at a fixed conversion price denominated in a currency other than the Company’s functional currency (see Note 11(c)).

Changes in the fair value of the derivative liabilities for the year ended December 31, 2025 and 2024 are summarized as follows:

	December 31, 2025	December 31, 2024
Balance, beginning of year	$1,121	$491
Settlements	(90,417)	-
Change in fair value	97,408	630
Balance, end of year	$8,112	$1,121

The fair value of the derivative liabilities was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	December 31, 2025	December 31, 2024
Stock price	$12.07	$0.91
Exercise price	$ 0.86 - $ 1.77	$ 0.52 - $1.22
Expected life	0.83 yrs	0.43 - 1.83 yrs
Risk-free interest rate	2.58%	2.93%
Expected volatility	89.07%	53.23%
Expected dividends	nil	nil

30

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

11.	Long-term debt

	Note	December 31, 2025	December 31, 2024
Term loans – Euro	(a)	$25,707	$24,486
Promissory notes – U.S. dollar	(b)	8,224	8,634
Promissory note	(b)	250	250
Convertible debentures	(c)	9,303	27,872
Lease liabilities	(d)	489	210
Mine construction loan facility	(e)	130,656	106,876
		174,629	168,328
Deferred financing costs		(12,516)	(11,427)
		162,113	156,901
Less: current portion		(27,267)	(21,894)
		$134,846	$135,007

(a)	Term loans – Euro

During April 2024, the Company refinanced the Unicredit Bank GmbH loan with KfW, with a total principal amount of $23,589 (EUR14,662) (December 31, 2024 - $21,888 (EUR14,662)). This new loan bears interest at the prevailing EURIBOR rate plus 1.9% per annum, with interest payable quarterly and with principal repayable at the maturity date of March 31, 2027. The loan is secured by a pledge of the shares of Woulfe, shares of BTW and shares of Daytal.

Daytal has Euro-denominated term loan facilities totaling $1,476 (December 31, 2024 - $1,807). The loans are unsecured, have a maturity date of July 2028 (December 31, 2023 – July 2025) and require monthly payments of principal and interest. Of the loans, $50 (December 31, 2024 - $60) have fixed interest rates with a weighted average interest rate as at December 31, 2025 of 1.50% per annum (December 31, 2024 – 1.50% per annum). The remaining $1,426 (December 31, 2024 - $1,747) have floating interest rates, based on varying spreads from Euribor rates. As of December 31, 2025, the weighted average interest rate on these loans was 4.78% per annum (December 31, 2024 – 6.30% per annum).

VRS has a Euro-denominated term loan with a balance of $619 as of December 31, 2025 (December 31, 2024 - $758). The loan is unsecured, bears interest at 3.75% per annum (December 31, 2024 - 3.75% per annum), with monthly payments of principal and interest until it matures in July 2028 (December 31, 2024 - in July 2028).

BTW has a Euro-denominated term loan with a balance of $23 as of December 31, 2025 (December 31, 2024 – 33). The loan is unsecured, bears interest at 7.40% per annum (December 31, 7.40% per annum), with monthly payments of principal and interest until it matures in March 2027 (December 31, 2024 – March 2027).

(b)	Promissory notes

The Company has issued two promissory notes each with a balance of $1,371 (US$1,000) to Deutsche Rohstoff AG (“DRAG”), an existing shareholder of the Company. The notes bear interest at 6.0% per annum, with the accrued interest due on the maturity date. The notes mature on October 31, 2026 (previously September 30, 2025, extended during fiscal 2024). The notes are secured by a pledge of the shares of Woulfe. As at December 31, 2025, the notes had a balance of $2,742 (US$2,000) (December 31, 2024 - $2,878 (US$2,000)).

31

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

The Company has issued a promissory note with a balance of $4,111 (US$3,000) as of December 31, 2025 (December 31, 2024 - $4,317 (US$3,000)) from DRAG. The note bears interest at the rate of 6% per annum and matures October 31, 2026 (previously September 2025, extended during fiscal 2024). The note is secured by a pledge of the shares of VRS.

The Company has issued a promissory note with a balance of $1,371 (US$1,000) as of December 31, 2025 (December 31, 2024 - $1,439 (US$1,000)) from DRAG. The note bears interest at the rate of 5.0% per annum and matures October 31, 2026 (previously September 30, 2025, extended during fiscal 2024). The loan is unsecured.

The Company has issued a promissory note with a balance of $250 as of December 31, 2025 (December 31, 2024 - $250) from DRAG. The note bears interest at the rate of 6.0% per annum and matures October 31, 2026 (previously September 30, 2025, extended during fiscal 2024). The note is secured by a pledge of the shares of VRS.

(c)	Convertible debentures

Changes in the balances of the convertible debentures for the year ended December 31, 2025 and 2024 are summarized as follows:

	December 31, 2025	December 31, 2024
Balance, beginning of year	$27,872	$32,620
Debentures converted for shares	(19,456)	(5,963)
Debentures revalued, derivative liability component	(623)	-
Interest accrued	720	240
Translation adjustment	790	975
Balance, end of year	$9,303	$27,872

(i)	On January 30, 2018, the Company issued an unsecured convertible debenture as part of a debt restructuring with a principal amount of $5,963, with a maturity date of October 31, 2024. The debenture was convertible into common shares of Almonty at $1.35 per common share. The debenture bears interest at a rate of 6.0% per annum, compounding quarterly, payable on the earlier of the maturity date or the date of conversion. The debenture was subject to covenants customary for such facilities and the lender had nominated a member of the Board of Directors. During the year ended December 31, 2024, this debenture, plus related accrued interest, was converted into 6,833,070 common shares of the Company.

(ii)	On December 18, 2018, the Company completed a non-brokered private placement of an unsecured convertible debenture with a principal amount of $2,000, which debenture was acquired by DRAG. The debenture had an initial maturity date of September 30, 2025 (extended to October 31, 2026 during fiscal 2024) and bears interest at a rate of 6.0% per annum, payable at maturity. The Company may elect to convert the debenture into common shares upon the availability to the Company of full funding for the Sangdong Mine at a conversion price equal to the higher of the price per common share in any equity financing completed by the Company after the date of issuance of the debenture and prior to the conversion or the maturity date of the debentures for purposes of financing the Sangdong Mine and $0.942. However, the Company may not convert the debenture if at any time the Company’s common shares trade below $0.942 per common share or if such conversion would result in DRAG holding more than 19.9% of Almonty’s issued and outstanding common shares.

32

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

(iii)	The Company has a $6,000 (December 31, 2024 - $6,000) unsecured convertible debenture outstanding with DRAG, which bears interest at 4.0% per annum, payable at maturity. The debenture (including any accrued and unpaid interest) may be converted by the holder, at its option, into common shares of the Company at an exercise price of $2.175 per common share. The initial maturity date of the loan was September 30, 2024, which was extended to October 31, 2026 during fiscal 2024, with all other terms remaining unchanged.

(iv)	During March 2020, the Company received $2,680 (US$2,000) pursuant to the issuance of an unsecured convertible debenture which bears interest at the rate of 7.0%, is convertible at US$0.75 per common share with a maturity date of October 31, 2025. During the year ended December 31, 2025, this debenture was converted into 2,666,666 common shares of the Company.

(v)	During July 2020, the Company completed a non-brokered private placement of a secured convertible bond in the principal amount of $4,592 (EUR3,000). This secured convertible bond matured on July 13, 2023, and bore interest at a rate of 10.0% per annum, payable semi-annually, in cash. (See refinancing details in Note 11(c)(x).

(vi)	During February 2021, the Company completed a non-brokered private placement of an unsecured convertible bond in the principal amount of $2,288 (EUR1,500). This unsecured convertible bond matured on February 8, 2024, and bore interest at a rate of 10.0% per annum, payable semi-annually, in cash. (See refinancing details in Note 11(c)(x).

(vii)	During November 2021, the Company completed a non-brokered private placement of four unsecured convertible bonds in the principal amounts of $2,302 (EUR1,600) (see refinancing details in Note 11(c)(x)), $1,268 (US$1,000), $144 (EUR100) (converted into common shares during September 2025), and $190 (US$150) (converted into common shares during July 2025), respectively. These unsecured convertible bonds initially matured on October 31, 2024 (subsequently extended to October 31, 2025 during fiscal 2024), and bear interest at a rate of 5.0% per annum, payable semi-annually, in cash. The outstanding principal amount of the bonds plus any related unpaid accrued interest is convertible into common shares of the Company at the option of the holder at the fixed conversion price of EUR1.05 per common share, US$1.275 per common share, EUR0.75 per common share and US$1.245 per common share, respectively, for the principal and at the conversion price of the greater of (i) EUR1.05 (equivalent to $1.68) and (ii) the Euro equivalent of the volume weighted average price of the common shares of the Company on the TSX for the five trading days immediately preceding the date of conversion for related accrued interest. As the convertible debentures are denominated in Euro and US$, the instruments contain embedded derivative liabilities.

(viii)	During February 2022, the Company received $1,900 (US$1,500) pursuant to the issuance of an unsecured convertible debenture which bears interest at the rate of 5.0% (amended to 7.0% during fiscal 2024), is convertible at US$1.245 per common share (amended to US$0.75 per common share during fiscal 2024) and initially matured October 31, 2024 (extended to October 31, 2026 during fiscal 2024). During the year ended December 31, 2025, this debenture was converted into 2,000,000 common shares of the Company.

(ix)	During June 2022, the Company received $1,288 (US$1,000) pursuant to the issuance of a convertible debenture which bears interest at the rate of 7.0%, was convertible at US$1.26 per common share and matured June 7, 2025. During the year ended December 31, 2025, this debenture was converted with the issuance of 793,650 common shares of the Company.

33

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

(x)	During September 2023, the Company completed the restructuring of three convertible loans with a total principal balance of EUR6,100 (Notes 10(c)(v), 10(c)(vi) and 10(c)(vii)), plus one bond with a principal balance of EUR1,377, with maturity dates ranging between July 2023 and June 2025, into one new secured convertible debenture totaling $12,710 (EUR7,900). This new debenture is convertible into common shares of the Company at EUR0.525 per common share, bears interest at the rate of 9.0% per annum (payable quarterly), matured September 15, 2025 and was secured by a pledge of the Company’s shareholdings in its wholly-owned subsidiary, 9046739 Canada Inc., which indirectly owns 100% of the Valtreixal Project. As this convertible debenture is denominated in Euro, the instrument contains an embedded derivative liability. During the year ended December 31, 2025, this debenture was deemed to have been converted into equity for which shares were issued subsequent to year-end (Notes 13 and 24(a)).

(xi)	The Company’s term loans and convertible debentures include various positive and negative covenants as well as cross-default clauses which could cause several defaults in the event the Company is in default on any of its loan agreements. As of December 31, 2025, the Company was in compliance with all covenants under its term loans and convertible debentures.

(d)	Lease liabilities

Capital leases relate to certain equipment and vehicles. The leases carry implied interest rates of between 3.12% and 5.69% per annum (December 31, 2024 – 4.06% and 6.46% per annum) and mature between June 2027 and August 2029 (December 31, 2024 – June 2027 and August 2029). The capital leases are secured by the underlying equipment or vehicle being financed.

(e)	Mine construction loan facility

During July 2022, the Company entered into a US$75,100 senior secured term loan facility with KfW for the financing and construction of the Sangdong Mine and received US$906 during January 2025 (previous years: US$74,194, including capitalized interest) in conjunction with the ninth and final drawdown on this loan facility. In addition, during the year ended December 31, 2025, KfW also advanced an additional US$20,000 in conjunction with a cost overrun availability. The loan bears interest at the rate of SOFR plus 2.3%, capitalized quarterly, with repayment of principal quarterly over a 6.25-year period commencing six months subsequent to commencement of the mine’s ramp-up period. The loan is secured by a pledge of the shares of Woulfe, shares of AKTC and by a mortgage on all property held by AKTC.

34

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

(f)	Debt repayment schedule

Payments are due under the terms of the Company’s loans and leases for each of the following years ending December 31:

2026	27,335
2027	45,559
2028	19,487
2029	18,309
2030	64,007
174,697
Less: unamortized discount	(16)
Less: imputed interest on capital lease obligations	(52)
174,629

(g)	Debt continuity

Changes in the balances of the long-term debt for the year ended December 31, 2025 and 2024 are summarized as follows:

	December 31, 2025	December 31, 2024
Balance, beginning of year	$168,328	$142,995
Cash flows:
Issuance of debt	29,447	43,643
Scheduled debt repayments	(1,698)	(23,608)
Non-cash changes:
Conversion of debt to shares	(19,456)	(5,963)
Accrued interest	1,755	326
Amount reclassified to derivative liability	(623)	-
Translation adjustment	(3,124)	10,935
Balance, end of year	174,629	168,328

35

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

12.	Restoration provision and other liabilities

(a)	Restoration provision

Future restoration of the Company’s mining properties, in accordance with local requirements are as follows:

Balance at December 31, 2023	$22,821
Revisions in estimated cash flows and changes in assumptions	579
Accretion expense	495
Translation adjustment	396
Balance, at December 31, 2024	$24,291
Revisions in estimated cash flows and changes in assumptions	(3,884)
Acquisitions (Note 14)	250
Accretion expense	402
Translation adjustment	1,595
Balance, at December 31, 2025	$22,654

As at December 31, 2025, there is a restoration provision of $18,026 (December 31, 2024 - $20,122) with respect to the Panasqueira Mine, representing management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $21,499 (€ 11,472) (December 31, 2024 - $23,694 (€ 13,363)) and are to be incurred after the mine ceases production subsequent to 2045. BTW has assumed an inflation rate of 2.0% per year in calculating its estimates and a discount rate of 3.48% (December 31, 2024 – 2.0% and 0.35% respectively).

There is a restoration provision of $942 (December 31, 2024 - $1,008) with respect to Daytal’s future obligation to restore and reclaim the mine once it has ceased the processing of tungsten from the Los Santos Mine. The restoration provision represents management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $1,282 (December 31, 2024 - $982) and are to be incurred beginning in 2027 after Daytal ceases processing operations. Daytal has used a 5.5% discount rate and assumes an inflation rate of 2.0% per year (December 31, 2024 – 5.5% and 2.0% respectively) in calculating its estimates. The Company has filed, and is awaiting final approval of its mine plan and restoration provision by the relevant authorities in Spain. Banco Popular has posted a bank warranty of $294 (€180) (December 31, 2024 - $294 (€180)) on behalf of Daytal with the Region of Castilla y Leon, Trade and Industry Department as a form of deposit to cover the expected costs of restoring the mining property as required by Daytal’s Environmental Impact Statement that forms a part of its mining and exploitation license on the Los Santos Mine.

There is a restoration provision of $3,436 (December 31, 2024 - $3,161) with respect to the Sangdong Mine. The provision was determined based on a levy imposed by the relevant local government authority.

There is a restoration provision of $250 (December 31, 2024 – nil) with respect to the Gentung-Browns Lake Project. The provision represents management’s estimate of the present value of the rehabilitation costs relating to the property (see Note 14(a)).

(b)	Other liabilities

Included in other long-term liabilities is $661 (December 31, 2024 - $575) related to employee benefit obligations in respect of government mandated pension plans in AKTC and BTW.

36

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

13.	Share capital

Common Shares

	Number of Shares	Amount
Authorized – Unlimited number of common shares

Issued and outstanding
Outstanding at December 31, 2023	155,925,779	$127,359
Shares issued for cash	12,259,413	8,320
Shares issued for settlement of debt	1,875,857	1,572
Shares issued for conversion of debt	6,886,167	9,265
Outstanding at December 31, 2024	176,947,216	$146,516
Shares issued for cash, net of issuance costs	49,606,881	285,426
Shares issued for exercise of stock options	8,054,911	6,599
Shares issued for exercise of CDI options	13,931,501	54,325
Shares issued for exercise of warrants	6,321,538	10,037
Shares issued for settlement of RSUs	786,089	2,837
Shares issued for settlement of debt	66,667	90
Shares issued for conversion of debt	5,714,120	49,749
Shares issued on acquisition of 100% of US Tungsten Inc.	1,347,305	12,463
Outstanding at December 31, 2025	262,776,228	$568,042

During January 2024, Almonty issued 6,886,167 common shares as conversion of a $9,265 debt.

During February 2024, Almonty issued 1,722,210 common shares as settlement of a $1,395 debt.

During March to May 2024, Almonty issued 3,569,449 common share units for proceeds totaling $2,945 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.11, expiring two years from the date of issuance. The warrants were valued at $651 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 4.17% - 4.25%; expected volatility – 57.00% - 58.15%; expected life – 2 years; dividend rate – nil.

During March to May 2024, Almonty issued 4,301,075 CDI units for proceeds totaling $3,548 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.26, expiring two years from date of issuance. The warrants were valued at $1,024 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 4.17% - 4.23%; expected volatility – 57.03% - 61.66%; expected life – 2 years; dividend rate – nil.

During December 2024, Almonty issued 1,333,333 common share units for proceeds totaling $1,640 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.71, expiring three years from the date of issuance. The warrants were valued at $386 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 2.97%; expected volatility – 53.65%; expected life – 3 years; dividend rate – nil.

37

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

During December 2024, Almonty issued 3,055,556 CDI units for proceeds totaling $3,677 (AUD$4,125) in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring three years from the date of issuance. The warrants were valued at $1,140 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 2.90%; expected volatility – 53.38%; expected life – 3 years; dividend rate – nil.

During December 2024, Almonty issued 153,647 common shares as settlement of a $177 debt.

During January 2025, Almonty issued 5,000,000 CDI units, for net proceeds totaling $5,803 (AUD $6,750), in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring January 14, 2028. The warrants were initially valued at $1,528 and subsequently revalued at December 31, 2025 at $739 (December 31, 2024 - $nil).

During January 2025, Almonty issued 1,684,659 common share units for net proceeds totaling $1,755 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.71, expiring three years from the date of issuance. The warrants were valued at $586 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 2.64%; expected volatility – 54.08%; expected life – 3 years; dividend rate – nil.

During January 2025, Almonty issued 66,667 common shares as settlement of a $90 debt.

During February 2025, Almonty issued 2,222,222 CDI units, for net proceeds totaling $2,817 (AUD $3,000), in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring February 7, 2028. The warrants were initially valued at $972 and subsequently revalued at December 31, 2025 at $1,566 (December 31, 2024 - $nil).

During May 2025, Almonty issued 120,475 common shares upon conversion of an outstanding $230 debenture. The fair value of the embedded derivative portion of this debenture of $234 was recognized upon conversion.

38

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

During June 2025, Almonty issued 793,646 common shares upon conversion of an outstanding $1,536 debenture. The fair value of the embedded derivative portion of this debenture of $2,420 was recognized upon conversion.

During July 2025, Almonty issued 20,000,000 common shares in the United States, for net proceeds totaling $109,952, in conjunction with a public offering and a concurrent listing on the Nasdaq Capital Markets.

During September 2025, Almonty issued 133,333 common shares upon conversion of an outstanding $179 debenture. The fair value of the embedded derivative portion of this debenture of $428 was recognized upon conversion.

During November 2025, Almonty issued 1,347,305 common shares, at a market price of $9.25 per common share, amounting to $12,463, as consideration for 100% of US Tungsten Inc. (see Note 14(a)).

During December 2025, Almonty issued 20,700,000 common shares in the United States, for net proceeds totaling $168,185, in conjunction with the underwriters’ over-allotment option.

During December 2025, Almonty issued 2,666,666 common shares upon conversion of an outstanding $3,098 (US$2,000) debenture and 2,000,000 common shares upon conversion of an outstanding $2,323 (US $1,500) debenture. The fair value of the embedded derivative portion of these debentures of $22,458 and $16,843 was recognized upon conversion.

Warrants and CDI options

For the years ended December 31, 2025 and 2024, the outstanding warrants and CDI options, all of which are exercisable, are summarized as follows:

	Number of CDI Options	Number of Warrants	Total Number Outstanding
Warrants outstanding at December 31, 2023	5,626,363	5,325,114	10,951,477
Warrants issued	7,356,632	4,902,782	12,259,414
Warrants expired	(4,907,424)	(476,190)	(5,383,614)
Warrants outstanding at December 31, 2024	8,075,571	9,751,706	17,827,277
Warrants issued	7,222,222	1,684,666	8,906,888
Warrants exercised	(13,931,501)	(6,321,538)	(20,253,039)
Warrants expired	-	(1,197,090)	(1,197,090)
Warrants outstanding at December 31, 2025	1,366,292	3,917,744	5,284,036

39

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

The following table discloses the average exercise price, number of CDI options and contractual life as at December 31, 2025:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 1.68 (AUD $1.88)	1,366,292	2.04	$1.68
Total CDI Options	1,366,292	2.04	$1.68

The following table discloses the average exercise price, number of warrants and contractual life as at December 31, 2025:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.68 - $ 0.90	1,481,480	0.82	$0.79
$ 1.11 - $ 1.13	1,984,931	0.21	$1.11
$ 1.71 - $ 1.85	451,333	2.08	$1.71
Total Warrants	3,917,744	0.66	$1.06

Incentive stock options

Under the Company’s Omnibus Equity Incentive Plan (the “Omnibus Plan”) and the Company’s Third Amended and Restated Incentive Stock Option Plan (which was superseded and replaced by the Omnibus Plan), the Company can grant stock options to directors, officers, employees and consultants for common shares of Almonty. Under the Omnibus Plan, the exercise price of a stock option may not be less than the closing market price during the trading day immediately preceding the date of the grant of the stock option, less any applicable discount allowed by the TSX. Stock options can be granted for a maximum term of 15 years and vest at the discretion of the Board of Directors. The Omnibus Plan was re-approved by Almonty’s shareholders at its Annual and Special Meeting of Shareholders held on April 30, 2025. The Company’s stock options do not include CDI options.

For the year ended December 31, 2025 and 2024, the outstanding stock options are summarized as follows:

Number of Stock Options
Options outstanding at December 31, 2023	11,383,334
Options granted	3,803,334
Options expired	(666,667)
Options outstanding at December 31, 2024	14,520,001
Options granted	2,564,663
Options exercised	(8,054,911)
Options forfeited upon cashless exercise	(1,831,775)
Options expired	(66,666)
Options outstanding at December 31, 2025	7,131,312

40

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

The following table discloses the average exercise price, number of options and contractual life as at September 30, 2025:

Range of Exercise Prices	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.78 - $ 1.79	4,866,648	4,866,648	2.77	$1.03
$2.43 - $ 3.86	2,064,664	1,878,262	4.29	$3.55
$8.93	200,000	200,000	4.91	$8.93
Total Options	7,131,312	6,944,910	3.27	$1.98

During January 2024, the Company granted 666,666 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $0.84 per common share. The grant resulted in the recording of share-based compensation expense of $312 for the year ended December 31, 2024. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.32%, volatility of 62.99% based on historical volatility, expected life of five years, and no expected dividend yield.

During May 2024, the Company granted 850,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at an average of $0.99 per common share. The grant resulted in the recording of share-based compensation expense of $312 for the year ended December 31, 2024. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.32%, volatility of 62.99% based on historical volatility, expected life of five years, and no expected dividend yield.

During July 2024, the Company granted 2,020,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $0.99 per common share. The grant resulted in the recording of share-based compensation expense of $1,104 for the year ended December 31, 2024. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.49%, volatility of 61.75% based on historical volatility, expected life of five years, and no expected dividend yield.

During August 2024, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.028 per common share. The grant resulted in the recording of share-based compensation expense of $86 for the year ended December 31, 2024. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.98%, volatility of 61.38% based on historical volatility, expected life of five years, and no expected dividend yield.

41

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

During November 2024, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.22 per common share. The grant resulted in the recording of share-based compensation expense of $98 for the year ended December 31, 2024. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.10%, volatility of 61.51% based on historical volatility, expected life of five years, and no expected dividend yield.

During February 2025, the Company granted 166,666 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.79 per common share. The grant resulted in the recording of share-based compensation expense of $204. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.66%, volatility of 60.54% based on historical volatility, expected life of five years, and no expected dividend yield.

During February 2025, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $2.87 per common share. The grant resulted in the recording of share-based compensation expense of $206. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.76%, volatility of 61.48% based on historical volatility, expected life of five years, and no expected dividend yield.

During March 2025, the Company granted 348,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest over three years and are exercisable for a period of five years from the grant date at $2.83 per common share. The grant resulted in the recording of share-based compensation expense of $328. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.69%, volatility of 60.34% based on historical volatility, expected life of five years, and no expected dividend yield.

During March 2025, the Company granted 100,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest immediately and are exercisable for a period of five years from the grant date at $2.43 per common share. The grant resulted in the recording of share-based compensation expense of $120. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.72%, volatility of 60.20% based on historical volatility, expected life of five years, and no expected dividend yield.

During April 2025, the Company granted 1,616,664 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $3.86 per common share. The grant resulted in the recording of share-based compensation expense of $3,302. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.67%, volatility of 62.20% based on historical volatility, expected life of five years, and no expected dividend yield.

During November 2025, the Company granted 200,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $8.93 per common share. The grant resulted in the recording of share-based compensation expense of $1,128. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.71%, volatility of 72.68% based on historical volatility, expected life of five years, and no expected dividend yield.

42

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

Restricted share units (“RSUs”)

RSUs granted under the Company’s Restricted Share Unit Plan (“RSU Plan”) or Omnibus Plan to employees vest in accordance with the conditions determined at the time of grant. RSUs issued were valued based on the value of the underlying shares at the date of issuance.

For the year ended December 31, 2025 and 2024, the outstanding RSUs, are summarized as follows:

Number of RSUs
RSUs outstanding at December 31, 2023	1,166,667
RSUs granted	1,400,000
RSUs outstanding at December 31, 2024	2,566,667
RSUs granted	1,497,195
RSUs settled	(786,089)
RSUs outstanding at December 31, 2025	3,277,773

The following table discloses the number of RSUs and contractual life as at December 31, 2025:

Range of Exercise Prices	Number Outstanding	Number Vested	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.78 - $ 2.46	1,766,665	1,581,095	1.43	$1.01
$ 3.27 - $ 4.48	799,998	717,354	2.27	$3.38
$ 5.91 - $ 8.73	711,110	733,332	2.70	$6.36
Total RSUs	3,277,773	3,031,781	1.91	$2.75

During July 2024, the Company granted 1,400,000 RSUs to directors of the Company under its RSU Plan, vesting in three equal tranches over a 24-month period, with one-third vesting on the grant date and one-third on the first anniversary of the grant date and one-third on the second anniversary of the grant date. The RSUs were determined to have a value of $1,386 based on the share price at the date of grant. A share-based compensation of $853 related to these RSUs was recorded during the year ended December 31, 2025 (December 31, 2024 - $415).

During the year ended December 31, 2025, the Company granted 763,863 RSUs to directors of the Company under its RSU Plan, which vested on the grant date. The RSUs were determined to have a value of $2,730 based on the share price at the date of grant. A share-based compensation of $2,730 related to these RSUs was recorded during the year ended December 31, 2025.

During April 2025, the Company granted 666,666 RSUs to an employee of the Company under its RSU Plan, vesting at the completion of certain key events. The RSUs were determined to have a value of $2,150 based on the share price at the date of grant. A share-based compensation of $1,883 related to these RSUs was recorded during the year ended December 31, 2025.

43

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

During December 2025, the Company granted 66,666 RSUs to an employee of the Company under its RSU Plan, vesting in three tranches over a 21-month period, with one-third vesting on the grant date, one-third vesting 9 months after the grant and one-third 21 months after the grant date. The RSUs were determined to have a value of $597 based on the share price at the date of grant. A share-based compensation of $231 related to these RSUs was recorded during the year ended December 31, 2025.

Commitment to issue shares

During the year ended December 31, 2025, a EUR7,900 secured convertible debenture (Note 11(c)(x)) was deemed to have been converted into equity for which shares were issued subsequent to year-end (Note 24(a)).

14.	Acquisitions

(a)	Acquisition of Gentung

On November 14, 2025 Almonty acquired a 100% ownership interest in US Tungsten Inc (“Gentung”) from a privately owned United States (the “U.S.”) based minerals explorer. Gentung is the 100% owner of various rights and interest comprising the Gentung Tungsten Project. The project is located in Beaverhead County, Montana.

Almonty acquired 100% of the shares of Gentung. The fair value of the consideration transferred comprised USD$9,000,000, for which the Company issued 1,347,305 shares at a deemed issue price of CAD9.25 per share, and a paid cash payment of US$750 (CAD1,043), resulting in total consideration of US$9,750 (CAD$13,506).

The acquisition does not meet the definition of a business in accordance with AASB 3 Business Combinations, as it satisfied the asset concentration test. Accordingly, the transaction has been accounted for as an asset acquisition. Under this approach, the consideration transferred has been allocated to the identifiable assets acquired on a relative fair value basis.

The allocation of the purchase consideration to the identifiable assets acquired is set out below:

Fair value at acquisition date
Assets acquired
Exploration and Evaluation assets	$13,506
Total assets	$13,506

Liabilities assumed
Nil	$-
Total liabilities	$-
Net assets acquired	$13,506

Consideration:
Cash	$1,043 (US$750)
Common shares	$12,463 (US$9,000)
Total consideration	$13,506 (US$9,750)

Transaction costs of $30 were capitalized to the assets acquired.

44

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

(b)	Acquisition of Apex

On November 15, 2025 Almonty acquired 100% ownership interest in Apex Garnet Inc (“Apex”) from a privately owned U.S. based minerals explorer. Apex is the 100% owner of various assets for use in the processing of tungsten for the Gentung Tungsten Project. Apex holds a number of assets including, but not limited to, a plan permit, water rights and tungsten mining equipment for use in the processing of tungsten.

Almonty acquired 100% of the shares of Apex. The fair value of the consideration transferred comprised the payment of US$250 (CA$348) cash.

The acquisition does not meet the definition of a business in accordance with AASB 3 Business Combinations, as it satisfied the asset concentration test. Accordingly, the transaction has been accounted for as an asset acquisition. Under this approach, the consideration transferred has been allocated to the identifiable assets acquired on a relative fair value basis.

The allocation of the purchase consideration to the identifiable assets acquired is set out below:

Fair value at acquisition date
Assets acquired
Exploration and Evaluation assets	$348
Restoration Provisions asset	$250
Total assets	$598

Liabilities assumed
Rehabilitation provision	$250
Total liabilities	$250
Net assets acquired	$348

Consideration:
Cash	$348
Total consideration	$348 (US$250)

Transaction costs of $3 were capitalized to the assets acquired.

45

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

15.	Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes for the year ended December 31, 2025 and 2024 are as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024
Loss before income taxes	$(161,443)	$(15,926)
Combined federal and provincial income tax rates	27%	27%
Expected income tax recovery at statutory rates	(43,590)	(4,300)
Permanent differences and other	38,931	3,008
Changes in temporary differences not recognized	5,794	976
Foreign tax rate differential	(665)	688
Income tax expense	$470	$372

The enacted or substantively enacted tax rates for the Company are as follows:

	2025	2024
Canada	27%	27%
Korea	22%	21%
Portugal	19%	22%
Spain	20%	20%
United States	21%	21%

The rates applied in the tax provision are based on where the Company’s principal subsidiaries operate.

Recognized deferred income tax assets and liabilities relate to the following:

	December 31, 2025	December 31, 2024
Non-capital losses (Portugal)	$2,057	$2,204
Other assets (Portugal)	162	160
Other (Spain)	(15)	(14)
	$2,204	$2,350

Opening balance	2,350	2,537
Tax expense recognized in net income after tax	(434)	(239)
Impact of change in currency exchange rates	288	52
Closing balance	$2,204	$2,350

46

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

Deferred tax assets for the following temporary differences have not been recognized in the consolidated financial statements:

	December 31, 2025	December 31, 2024
Inventory	$2,225	$2,225
Restoration provision	9,820	11,797
Capital losses	36,633	36,633
Non-capital losses	166,016	129,189
Other	1,636	1,614
	$216,330	$181,458

Based on the Company’s estimates for future taxable income and available taxable temporary differences, the Company concluded that it is not probable that all of the benefits of the above unrecognized temporary differences will be realized. Accordingly, the related deferred tax assets have not been recognized.

The Company has the following non-capital tax losses that expire in the years indicated:

	Canada	Korea	Portugal	Spain	Unites States
	CAD	CAD	EUR	EUR	CAD
2026	-	-	-	-	-
2027	2,092	-	-	-	-
2028	3,625	-	-	-	-
2029	2,260	-	-	286	-
2030	1,990	18	-	-	-
2031	4,255	449	-	-	-
2032	5,620	74	-	1,300	-
2033 or later	89,598	25,682	6,729	18,747	1,064
Non-capital losses in local currency	109,441	26,222	6,729	20,333	1,064
Non-capital losses in CAD	109,441	26,222	10,826	32,714	1,064
Total non-capital losses in CAD					180,267

16.	Employee compensation

The Company incurred employee compensation and benefit expenses of $37,401 for the year ended December 31, 2025 (year ended December 31, 2024 - $25,354).

47

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

17.	Segmented information

The Company’s operations are segmented on a regional basis and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker who is responsible for allocating resources and assessing performance of the operating segments has been defined as the Chief Executive Officer.

Management monitors the business of the Company as a single commodity segment, whose operations relate to the exploration and mining of tungsten across two geographical locations: the Iberian Peninsula (Spain and Portugal) and the Republic of Korea.

For management reporting purposes, the Company is organized into business units based on its products and activities, and has five reportable operating segments, as follows:

●	The Los Santos Mine located in Spain whose current operations relate to the exploration and prior operations related to mining of tungsten that is ultimately sold as tungsten concentrate (currently in care and maintenance);
●	The Panasqueira Mine located in Covilha Castelo Branco, Portugal whose operations relate to the exploration and mining of tungsten which is ultimately sold as tungsten concentrate, as well as the production of copper and tin concentrate by-products that are sold as concentrate;
●	The Valtreixal Mine located in Spain whose operations relate to the exploration and evaluation activities of the Valtreixal tin/tungsten project;
●	Woulfe, whose properties are located in Gangwon Province, Republic of Korea, and whose operations relate primarily to the development of the Sangdong Mine; and
●	The Gentung Mine located in Montana, United States whose operations relate to the exploration and evaluation activities of the Gentung Tungsten Project.

The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on income (losses) from mining operations and is measured consistently with income (losses) from mining operations in the consolidated financial statements.

The accounting policies used by the Company in reporting segments internally are the same as those contained in Note 3.

48

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

Segmented information for the year ended December 31, 2025 is as follows:

	Los Santos Mine	Valtreixal mine	Woulfe	Panasquiera Mine	Gentung Tungsten Project	Corporate	Total
Revenue	-	-	48	32,466	-	-	32,514
Production costs	-	-	-	(27,928)	-	-	(27,928)
Care and maintenance costs	(1,168)	-	-	-	-	-	(1,168)
Depreciation and amortization	(20)	-	-	(1,023)	-	-	(1,043)
(Loss) earnings from mining operations	(1,188)	-	48	3,515	-	-	2,375

Expenses
General and administrative	(504)	(6)	(34)	(1,692)	-	(18,285)	(20,521)
Interest expense	(85)	-	-	-	-	(3,948)	(4,033)
Share-based compensation	-	-	-	-	-	(11,085)	(11,085)
Foreign exchange gain (loss)	44	-	121	(449)	-	(2,689)	(2,973)
Interest income	-	-	1	-	-	1,538	1,539
Loss on valuation of warrant liabilities	-	-	-	-	-	(29,337)	(29,337)
Loss on valuation of embedded derivative liabilities	-	-	-	-	-	(97,408)	(97,408)
(Loss) income before income taxes	(1,733)	(6)	136	1,374	-	(161,213)	(161,443)

Capital expenditures	2	57	58,366	1,857	-	122	60,404

As at December 31, 2025
Assets
Current	1,322	14	7,473	12,478	-	265,633	286,920
Non-current	33,820	9,280	220,352	24,810	14,428	122	302,812
Total Assets	35,142	9,294	227,825	37,288	14,428	265,755	589,732

Total Liabilities	2,683	1,592	131,621	28,859	250	66,916	231,921

49

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

Segmented information for the year ended December 31, 2024 is as follows:

	Los Santos Mine	Valtreixal mine	Woulfe	Panasquiera Mine	Gentung Tungsten Project	Corporate	Total
Revenue	-	-	26	28,810	-	-	28,836
Production costs	-	-	-	(24,679)	-	-	(24,679)
Care and maintenance costs	(1,067)	-	-	-	-	-	(1,067)
Depreciation and amortization	(21)	-	-	(1,099)	-	-	(1,120)
(Loss) earnings from mining operations	(1,088)	-	26	3,032	-	-	1,970

Expenses
General and administrative	(927)	(22)	(14)	(2,060)	-	(3,132)	(6,155)
Interest expense	(88)	(8)	-	-	-	(4,472)	(4,568)
Share-based compensation	-	-	-	-	-	(2,734)	(2,734)
Foreign exchange gain (loss)	27	(9)	756	195	-	(2,748)	(1,779)
Interest income	-	-	-	-	-	2	2
Loss on valuation of warrant liabilities	-	-	-	-	-	(2,032)	(2,032)
Loss on valuation of embedded derivative liabilities	-	-	-	-	-	(630)	(630)
(Loss) income before income taxes	(2,076)	(39)	768	1,167	-	(15,746)	(15,926)

Capital expenditures	-	126	44,033	1,572	-	-	45,731

As at December 31, 2024
Assets
Current	1,101	117	6,111	7,976	-	5,271	20,576
Non-current	31,397	8,592	168,942	26,842	-	-	235,773
Total Assets	32,498	8,710	175,052	34,818	-	5,271	256,349

Total Liabilities	3,845	1,728	107,209	26,799	-	77,695	217,276

Information by geographical region is as follows:

	Revenue		Non-current Assets
Country	Year ended December 31, 2025	Year ended December 31, 2024	December 31, 2025	December 31, 2024
Portugal	$32,466	$28,810	$24,810	$26,842
Spain	-	-	43,100	39,989
South Korea	48	26	220,352	168,942
United States	-	-	14,550	-
Total	$32,514	$28,836	$302,812	$235,773

50

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

18.	Financial instruments and risk management

Financial instruments

Fair values are determine directly by reference to published price quotation in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities)
Level 3 -	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate.

The carrying value of cash, trade receivables and accounts payable and accrued liabilities approximates their fair value due to their short terms to maturity. The accounts receivable associated with provisional pricing arrangements are a Level 2 fair value estimate and are valued based upon observable WO3 forward prices as of the reporting date. The fair value of long-term debt is a Level 2 fair value estimate and is not materially different from the carrying value based on current market rates of interest, or interest rates set at relatively short time intervals. The fair value of warrant and derivative liabilities are a Level 3 fair value estimate and the carrying value is based on a Black-Scholes market estimate.

Financial risk management objectives and policies

Almonty’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk. Almonty’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Market risk

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Almonty’s exposure to the risk of changes in market interest rates relates to cash at banks and long-term debt with a floating interest rate. Of the long-term debt, $127,878 is subject to floating interest rates and $46,750 is subject to fixed interest rates. A portion of the floating-rate debt totaling $25,505 is subject to a fixed spread over the 6- and 12-month Euro Interbank Offered Rate (“EURIBOR”). A change of 100 basis points (1.0%) in the EURIBOR would result in a $255 change in annual interest costs. The remaining floating rate debt of $102,373 is based on a fixed spread over the three-month SOFR. A change of 100 basis points (1.0%) in the three-month SOFR would result in a $1,024 change in annual interest costs. All figures provided in this risk factor are as at December 31, 2025.

51

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. Almonty operates in the Republic of Korea, Spain, Portugal, Canada and the United States, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

Almonty’s wholly owned subsidiary BTW operates in Portugal, which uses Euros as its functional currency. Its output is a commodity that is primarily priced in United States dollars (US$) which is different than the functional currency of the Company, and the Company may also incur costs or obtain indebtedness in a currency that is different from their functional currency. Additionally, Daytal’s current care and maintenance expenses, as well as any potential future operating costs, are primarily denominated in Euros, which exposes the Company to currency fluctuations between the Euro and its reporting currency.

Almonty’s functional currency is the Canadian dollar but it advances funds to subsidiaries in the functional currency of the subsidiary to which funds are advanced. As such, the Company’s financial performance can be significantly affected by movements in various currencies (Canadian dollars (C$), United States dollars (US$), Euros (€) and Korean Won (KRW)).

The Company’s Canadian dollar functional currency businesses have the following financial instruments denominated in foreign currencies:

	Currency	Carrying Value
Cash	US$	258,898
Cash	AUS$	294
Cash	€	770
Accounts payable and accrued liabilities	US$	3,583
Accounts payable and accrued liabilities	AUS$	378
Accounts payable and accrued liabilities	KRW	9,133
Long-term debt	US$	111,899
Long-term debt	€	36,300

A 5.0% change in the value of the C$ relative to the above currencies would change net income for the year ended December 31, 2025 by approximately $4,933.

The Company’s Euro functional currency businesses have the following financial instruments denominated in foreign currencies:

	Currency	Carrying Value
Cash	US$	667
Trade receivables	US$	1,660
Accounts payable and accrued liabilities	US$	276

A 5.0% change in the value of the Euro relative to the above currencies would change net income for the year ended December 31, 2025 by approximately $103.

52

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

The Company’s Korean Won functional currency businesses have the following financial instruments denominated in foreign currencies:

	Currency	Carrying Value
Long-term debt	US$	123,218

A 5.0% change in the value of the Korean Won relative to the above currencies would change net income for the year ended December 31, 2025 by approximately $6,161.

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, trade receivables and deposits.

The Company manages credit risk by depositing surplus cash with major banks of high-quality credit standing, in interest-bearing accounts that earn interest at floating rates. Trade receivables represent amounts receivable related to delivery of concentrate that have not been settled and are with the Company’s customers, all of whom have good credit ratings and the Company has not experienced any credit issues with any of its customers. Other assets include deposits.

The carrying value of the cash, trade receivables and deposits totaling $271,547 represents Almonty’s maximum exposure to credit risk.

(c)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

As of December 31, 2024, Almonty had cash of approximately $7,830 (including $2,170 of restricted cash solely for use on the Sangdong Mine development project) and total liabilities of approximately $217,276, including $136,418 of secured debt and $11,596 of secured convertible debentures.

As at December 31, 2025, the Company held cash of approximately $268,409 (of which $2,461 represented cash restricted for use for the development of the Sangdong Mine) and a working capital position of $213,175 (December 31, 2024 – deficiency of $36,813). Although Almonty has been successful in repaying liabilities in the past and issuing new debt securities, there can be no assurance that it can continue to do so. In addition, Almonty may assume additional liability in future periods or reduce its holdings of cash in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities.

53

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

The Company’s level of indebtedness could have important consequences for its operations, including:

●	Almonty may need to use a large portion of its cash flow to repay the principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and
●	Almonty’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of December 31, 2025, Almonty had approximately $27,267 in debt maturing by the end of 2026 (December 31, 2024 - $21,894).

In addition to future cash flow from operations, potential divestment and the creation of new joint ventures and partnerships, Almonty’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2025 include issuing additional equity or unsecured debt. Almonty’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Almonty will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Almonty cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Almonty’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Almonty may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Almonty to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance.

Almonty is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Almonty’s lenders and other banking counterparties; (ii) Almonty’s insurance providers; (iii) financial institutions that hold Almonty’s cash; (iv) companies that have payables to Almonty; and (v) companies that have received deposits from Almonty for the future delivery of equipment.

Contractual undiscounted cash flow requirement for financial liabilities as at December 31, 2025 are as follows:

	Less than 1 year	1-2 years	3-4 years	After 5 years	Total
Accounts payable and accrued liabilities	33,357	-	-	-	33,357
Term and other loans – Euro	1,730	25,225	-	-	26,954
Term and other loans – US dollar	8,623	-	-	-	8,623
Promissory note	262	-	-	-	262
Convertible debentures	9,725	-	-	-	9,725
Lease liabilities	164	305	73	-	542
Mine construction facility	17,291	57,262	51,849	55,257	181,659

19.	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Company manages its capital structure (composed of shareholders’ equity) and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, Almonty may initiate dividend payments to shareholders, return capital to shareholders, repurchase issued shares or issue new shares. Almonty was not exposed to any externally imposed capital requirements for the years ended December 31 2025 and 2024. There were no changes to the Company’s approach to capital management during the year ended December 31, 2025.

54

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

20.	Commitments and contingent liabilities

Daytal owns the Los Santos Mine, near the town of Los Santos, Salamanca in western Spain. Daytal rents the land where the Los Santos Mine is located from local property owners and municipalities. The leases range from ten to 25 years and have expiry dates in 2032. On all leases greater than ten years, Daytal has the right to terminate the leases under certain circumstances without penalty. Annual lease commitments total approximately $393 payable throughout the year on the anniversary dates of the individual leases.

The mining license for the Los Santos Mine was granted in September 2002 for a period of 30 years and is extendable for 90 years. Daytal pays minimal land taxes and there is no other royalty payment associated with the license. The Company files applications in the ordinary course to renew the permits associated with its mining license that it deems necessary and/or advisable for the continued operation of its business. Certain of the Company’s permits to operate that are associated with the mining license are currently under application for renewal.

The Company’s operations are subject to other claims and lawsuits from time to time, including any claims related to suppliers, employees or other parties. However, these are not expected to result in a material impact on the financial statements.

21.	Related party transactions

For the year ended December 31, 2025, the Company paid or accrued compensation to key management personnel, which includes the Company’s Chief Executive Officer, Chief Financial Officer and members of the Board of Directors totaling $16,778 (year ended December 31, 2024 - $1,354).

The Company has long-term debt owing to DRAG, a company that is an existing shareholder of Almonty, and whose former Chief Executive Officer is a member of the Board of Directors of the Company. In addition to the transactions disclosed in notes 11(b) and 11(c), $772 was accrued on the DRAG loans during the year ended December 31, 2025 (year ended December 31, 2024 - $856). As of December 31, 2025, there is $6,482 (December 31, 2024 - $5,139) of unpaid interest included in accounts payable and accrued liabilities.

55

Almonty Industries Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(in thousands of Canadian dollars unless otherwise noted, except for common share information)

22.	Supplementary cash flow information

	Year ended December 31, 2025		Year ended December 31, 2024
Non-cash investing and financing activities	$		$
Mining assets additions included in accounts payable		17,936		2,117
Amortization capitalized to mining assets		466		376
Revision in estimate in restoration provision		(3,634)		579
Shares issued on acquisition of 100% of US Tungsten		12,463		-
Shares issued on cashless exercise of options		6,422		-
Shares issued on exercise of CDI options		31,251		-
Shares issued on exercise of warrants		1,421		-
Shares issued on settlement of RSUs		2,389		-
Shares issued for conversion of debt		49,749		9,265
Shares issued for settlement of debt		90		1,572

23.	Schedule of general and administrative expenses

	Year ended December 31, 2025	Year ended December 31, 2024
Legal, audit and accounting	$3,918	$948
Consulting fees	1,756	324
Salaries and wages	6,444	370
Office and travel	4,072	2,749
Marketing and shareholder communications	4,091	1,178
Other	240	586
	$20,521	$6,155

24.	Subsequent events

Subsequent to December 31, 2025, the Company entered into the following transactions:

(a)	issued 15,047,619 common shares to satisfy the commitment to issue shares in the amount of $60,748. (Note 11(c)(x).

(b)	issued 125,418 common shares in conjunction with the cashless exercise of stock options.

(c)	issued 3,902,522 common shares in conjunction with the exercise of warrants and CDI options for proceeds totaling $4,913.

(d)	issued 86,444 common shares in conjunction with the settlement of RSUs per the Company’s RSU Plan.

(e)	granted 126,000 RSUs to employees of the Company under its RSU Plan, vesting over a 22-month period. The RSUs were issued with a value of US$9.17 per common share.

(f)	acquired additional land located adjacent to the Browns Lake property in Montana, USA for cash consideration totaling $741 (US$541).

56